

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Derrick Jensen
Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Boulevard, Suite 2600
Houston, TX 77056

   Re: Quanta Services, Inc.
     Form 10-K for the year ended December 31, 2020
     Filed on March 1, 2021
     File No. 001-13831

Dear Mr. Jensen:

   We have reviewed your May 17, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2021 letter.

Form 10-K for the year ended December 31, 2020

10. Income Taxes, page 98

1. We note your response to comment 2. In future filings, please ensure your disclosures clearly disclose any material changes impacting your valuation allowance including the facts and circumstances that drove those changes. To the extent material differences exist between your income tax rate reconciliation and the overall change in the valuation allowance, your disclosures should highlight such material changes including the reasons for such changes.

Derrick Jensen
Quanta Services, Inc.
May 27, 2021
Page 2

   You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if you have any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction